LA ROSA HOLDINGS CORP.

1420 Celebration Blvd., 2nd Floor

Celebration, FL 34747

(321) 250-1799

June 14, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Catherine De Lorenzo, Staff Attorney

Re:	La Rosa Holdings Corp.

Registration Statement on Form S-1

File No. 333-280124

Registration Withdrawal Request

Ladies and Gentlemen:

On June 11, 2024, La Rosa Holdings Corp. (the “Company”), initially filed a Registration Statement on Form S-1 (File No. 333-280124) (together with the exhibits and amendments thereto, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof. The Company is seeking withdrawal of the Registration Statement because it no longer wishes to conduct a public offering of its securities at this time. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please direct any questions or comments regarding this correspondence to our counsel, Sichenzia Ross Ference Carmel LLP, by calling Mr. Ross Carmel at 646-838-1310 or email at rcarmel@srfc.law.

Thank you for your assistance in this matter.

Very truly yours,

LA ROSA HOLDINGS CORP.

By:	/s/ Joseph La Rosa
Joseph La Rosa
Chief Executive Officer

cc: Ross Carmel, Sichenzia Ross Ference Carmel LLP